Exhibit 99.1

Thunder Bridge Acquisition II, Ltd. Shareholder Script – Merger Meeting

“Hi, this is Morrow Sodali, the proxy solicitor of Thunder Bridge Acquisition II, Ltd. The company’s upcoming Extraordinary General Meeting is currently scheduled for June 9, 2021. You are a shareholder of the Company as of the record date for the meeting, May 10, 2021 and we are calling to let you know that you should be receiving your proxy material soon and are asking that you vote as soon as you receive your material. The agenda items include the approval of the business combination with indie Semiconductor among other select Charter and governance proposals. We ask that you vote all voting instruction forms you receive from your broker. We will also be reaching out to you in the next couple of days to make sure you received your material and answer any questions you may have. Thank you in advance for voting and for your investment in Thunder Bridge II.”